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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Received
FEB 28 2018
WASH, D.C.

SEC FILE NUMBER
8- 53627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Broadmark Capital, LLC 600 University St Suite 1800
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

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OATH OR AFFIRMATION

I, Joseph L Schocken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadmark Capital LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOANNE C. VANSICKLE
COMMISSION EXPIRES
NOTARY
PUBLIC
05-28-18
STATE OF WASHINGTON

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of Broadmark Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Broadmark Capital, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2013.
Seattle, Washington
February 22, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE℠

BROADMARK CAPITAL, LLC

Balance Sheet

As of December 31, 2017

ASSETS

Assets		
Cash and cash equivalents	$	795,248
Accounts receivable, net		58,868
Furniture and equipment, at cost, net		61,742
Prepaid expense		9,861
Other assets		12,813
Total Assets	$	938,532

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	82,240
Total liabilities		82,240
Member's equity		856,292
Total Liabilities and Equity	$	938,532

The accompanying notes are an integral part of these financial statements.

BROADMARK CAPITAL, LLC

For the Year Ended December 31, 2017

STATEMENT OF INCOME

Revenues		
Fee income	$	4,188,206
Gain on sale of equipment		28,000
Interest income		70
Other income		100
		4,216,376
Expenses		
Employee compensation & benefits		972,272
Commissions		1,587,775
Occupancy		195,528
Professional fees		260,553
Other operating expenses		511,613
		3,527,741
Net Income	**$**	**688,635**

The accompanying notes are an integral part of these financial statements.

BROADMARK CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2017

Balance, December 31, 2016		664,424
Net income		688,635
Withdrawals		(496,767)
Balance, December 31, 2017	$	856,292

The accompanying notes are an integral part of these financial statements.

BROADMARK CAPITAL, LLC

RECALCULATION OF STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net income		$ 688,635
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities		
Depreciation	$ 13,658	
Distributions of investments to members in lieu of casl	(46,767)	
Realized gains on sale of fixed asset:	(28,000)	
(Increase) decrease in:		
Accounts receivable	(57,443)	
Due from related parties	(12,849)	
Prepaid expenses	1,133	
(Decrease) increase in:		
Accounts payable & accrued expense:	41,145	
Commissions payabl	(2,367)	
Total adjustments		(91,490)
Net cash and cash equivalents provided by (used in) operating		597,145
Cash Flows from Investing Activitie:		
Proceed from sale of automobile	28,000	
Purchase of furniture and equipment	(23,676)	
Net cash and cash equivalents provided by (used in) investing		4,324
Cash Flows from Financing Activitie		
Capital distribution:	(450,000)	
Net cash and cash equivalents provided by (used in) financing		(450,000)
Net increase (decrease) in cash and cash equivalents		**151,469**
Cash and cash equivalents December 31, 2016		643,979
Cash and cash equivalents December 31, 2017		795,448

Supplemental Disclosure for Cash Flow Information

Cash received during the year for interest	$ 70
Cash paid during the year for income tax	$ -

The accompanying notes are an integral part of these financial statements.

Broardmark Capital, LLC
Notes to Financial Statements
December 31, 2017

Note 1: General & Summary of Significant Accounting Policies

General

Broadmark Capital , LLC (the "Company") was organized in the State of Washington on April 4, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested into it. The Company has a single member-owner called Broadmark Holdings, LLC ("Holdings"). Holdings has a single member-owner called Tranceka, LLC ("Tranceka").

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 80% of fee income was earned from three companies in 2017.

Fees associated with locating investors for companies are generally recognized when the services are completed and the payments are considered collectible. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with a maturity of three months or less to be cash. On occasion, the Company has deposits in excess of federally insured limits.

Note 1: General & Summary of Significant Accounting Policies (Continued)

Account Receivable

Accounts receivable represent billings of monthly retainers and advances of expenses to current and former customers. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance, and the allowance is adjusted as needed. At the end of the current year it was determined that there was no need for a reserve on existing balances.

Marketing and Advertising Expenses

Marketing and advertising expenses include expenses incurred for business promotional efforts through participating in networking events and sponsorships. These costs are expensed as incurred.

Income Taxes

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner. The Company does not file federal tax returns at the Company level as it is owned by a single member LLC, Broadmark Holdings, which is owned by Tranceka. All federal tax filings are reported at Tranceka's level.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2 Related Party Transactions

Broadmark Holdings, LLC has partial ownership in two companies that are clients. Fees earned from these clients were $2,543,701 in 2017. The Company also paid various expenses on behalf of this client. These expenses, totaling $59,123 were reimbursed by the client during 2017. During 2013 the company signed a cost sharing agreement under which this client pays directly to the lessor 67% of the required building lease payment each month.

Note 2 Related Party Transactions
(Continued)

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 2: Property & Equipment, Net

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Leasehold Improvements	19,946	10
Equipment, furniture and fixtures, art	66,639	5
Art	6,000	
Total cost of property and equipment	92,585	
Less: accumulated depreciation	(30,843)	
Property and equipment, net	$ 61,742	

Depreciation expense for the year ended December 31, 2017 was $13,658.

Note 3: Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2017, the IRS has not proposed any adjustment to the Company's tax position.

Broardmark Capital, LLC
Notes to Financial Statements
December 31, 2017

Note 4 Operating Lease

The Company leases office space under a non-cancelable operating lease which will expire on December 31, 2021. Future minimum rental payments required, net of the 67% portion paid by a client under a cost sharing agreement, under the lease for the years ending December 31, are:

2018	$ 71,945
2019	$ 74,254
2020	$ 76,487
2021	$ 72,160
Total	$294,846

Note 6: Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments (other than the non-cancelable lease described in Note 4), guarantees, or contingencies that may result in a loss or future obligations as of December 31,2017.

Note 6: Recently Issued Accounting Standards

For the year ended December 31, 2017, various Accounting Standards Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $713,008 which was $707,525 in excess of its required net capital of $5,483; and the Company's ratio of aggregate indebtedness ($82,240) to net capital was 0.12 to 1, which is less than the 15 to 1 maximum allowed.

BROADMARK CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
As of December 31, 2017

COMPUTATION OF NET CAPITAL			
Member's equity		$	856,292
Less: non allowable assets			
Petty cash	200		
Accounts receivable	58,868		
Other current assets	12,612		
Fixed assets	61,743		
Other assets	9,861		
Total non allowable assets			(143,284)
Net capital before haircuts			(143,284)
Haircuts and undue concentration			-
Net capital			713,008
Minimum net capital			5,483
Excess net capital		$	707,525
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Accounts payable	82,240		
Total aggregate indebtedness		$	82,240
COMPUTATION OF NET CAPITAL REQUIREMENT			
Minimum dollar net capital required	5,000		
6 2/3% of total aggregate indebtedness	5,483		
Net capital requirement (greater of above)		$	5,483
Ratio of aggregate indebtedness to net capital			0.12 to 1

There was no material difference between net capital conputation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See report of independent registered public accounting firm

BROADMARK CAPITAL, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Broadmark Capital, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Broadmark Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Broadmark Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Broadmark Capital, LLC stated that Broadmark Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Broadmark Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broadmark Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 22, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of Broadmark Capital LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Broadmark Capital LLC

By:

Joseph L. Schocken, President

February 22, 2018

Broadmark Capital, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Member
Broadmark Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Broadmark Capital, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Broadmark Capital, LLC (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Broadmark Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 22, 2018

BROADMARK CAPITAL, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For The Year End December 31, 2017

		Amount
Total assessment	$	6,283
SIPC-6 general assessment Payment made on July 19, 2017		(2,382)
Less prior overpayment applied		
SIPC-7 general assessment Payment made on January 18, 2018		(3,901)
Total assessment balance **(overpayment carried forward)**	$	-